Sheet1

Final Proxy Results - ML Asset Growth Fund
1st Meeting Date: 04/26/2000
2nd Meeting Date: 05/31/2000
Record Date: 03/15/2000
As of: May 31, 2000

				Units Voted			Percentage of Total Outstanding Units Voted				Percentage of Total Units Voted

	Shares Needed	Outstanding	Votes Needed							Votes Received
Fund	To Pass	Shares	50% + 1	For	Against	Abstain	For	Against	Abstain	over 50% + 1	For	Against	Abstain

Proposal for the merger of ML Asset Growth into Global Allocation Fund	-5,244	619,635	309,819	315,062	8,003	15,569	50.84%	1.29%	2.51%	0.52%	93.03%	2.36%	4.59%

Last Updated on 10/26/2000